Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ConAgra Foods, Inc.:

We consent to the use of our reports dated July 16, 2014, with respect to the consolidated balance sheets of ConAgra Foods, Inc. and subsidiaries (the Company) as of May 25, 2014 and May 26, 2013, and the related consolidated statements of earnings, comprehensive income, common stockholders’ equity, and cash flows for each of the years in the three-year period ended May 25, 2014, the consolidated financial statement schedule for the fiscal years ended May 25, 2014, May 26, 2013, and May 27, 2012, and the effectiveness of internal control over financial reporting as of May 25, 2014, which reports appear in the Company’s Annual Report on Form 10-K for the fiscal year ended May 25, 2014 incorporated by reference herein.

/s/ KPMG LLP

Omaha, Nebraska
September 26, 2014